Mail Stop 0306

May 10, 2005



Mr. Thomas C. Shields
Senior Vice President and Chief Financial Officer
Anadigics, Inc.
141 Mt. Bethel Road
Warren, New Jersey 07059

	RE:	Anadigics, Inc.
		Form 10-K for the fiscal year ended December 31, 2004
		File No. 000-25662

Dear Mr. Shields:

	We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.


							Sincerely,


							Martin F. James
							Senior Assistant Chief
Accountant